FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This is an English translation of a Spanish language relevant fact.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

June 8, 2006

COMPLETE TEXT OF THE RESOLUTIONS

PROPOSED BY THE BOARD OF DIRECTORS

TO THE GENERAL SHAREHOLDERS MEETING

REGARDING THE POINTS ON THE AGENDA

GAS NATURAL SDG, S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

June 8, 2006

AGENDA

ONE.- Review and approval, as the case may be, of the Annual Accounts (Annual Report, Balance Sheet, and Profit and Loss Statement), Management Report, both for Gas Natural SDG, S.A. and its Consolidated Group, proposal for allocation of profits of Gas Natural SDG, S.A. and the performance of its Board of Directors, with respect to the fiscal year ended December 31, 2005 and, as the case may be, the proposal for distribution of available reserves.

Proposed Resolutions:

One a).- To approve the Annual Accounts (Annual Report, Balance Sheet, and Profit and Loss Statement) and the Management Report for the fiscal year from January 1 to December 31, 2005, both for the company and for its consolidated group, as well as the performance of the Board of Directors’ management for said fiscal year.

One b).- To approve the allocation of profits of fiscal year 2005 (749,188,510.00 euros) in keeping with the Board of Directors’ proposal, as follows:

For Voluntary Reserves	€373,056,646.48
For Dividends	€376,131,863.52

Consequently, to distribute a dividend of 0.84 euros gross per share for the 447,776,028 issued ordinary shares, with a face value of 1 euro each, the corresponding taxes to be paid by the shareholders. Of this amount, 0.31 euros gross per share was paid on account in January 2006, and the remaining 0.53 euros gross per share shall be paid on July 4, 2006.

One c).- If the capital increase adopted on April 7, 2006, in the Extraordinary General Shareholders’ Meeting has been registered in the Commercial Registry of Barcelona by the date planned for the dividend to be paid out, it is agreed to increase the supplementary dividend by the amount necessary for all the company’s shares (that is, both those currently in circulation and those to be issued in the capital increase) to receive 0.53 euros gross per share on the payment date indicated. If the increase in the dividend, a maximum of 319,287,876.15 euros (0.53 euros multiplied by the maximum number of shares (602,429,955) to be issued under the terms of the capital increase resolution), is made, it shall be made against the company’s Voluntary Reserves.

The capital increase agreed on April 7, 2006, in the Extraordinary General Shareholders’ Meeting must be registered in the Commercial Registry of Barcelona by July 4, 2006. Said registration constitutes a condition precedent to the present resolution. Thus, if said registration is not effected by the date indicated, this agreement One c) shall be left automatically without effect.

TWO.- Transfer of the “Free Depreciation Reserve” Account, Royal Decree Law 2/1985, of April 30, to the “Voluntary Reserves” in the appropriate amount.

Proposed Resolution:

Two.- To transfer 237,069.14 euros from the “Free Depreciation Reserve” Account, Royal Decree Law 2/1985, of April 30, to the “Voluntary Reserves”.

THREE.- Amendment to the By-Laws.

(1)	ARTICLE 26. ORDINARY GENERAL MEETING. Conforming this article of the By-Laws to the provisions of the new Article 95.2 of the Spanish Corporations Law, implemented by Law 19/2005, of November 14.

(2)	ARTICLE 28. NOTICE OF GENERAL MEETING. Conforming this article of the By-Laws to the provisions of items 1 to 4 of Article 97 of the Spanish Corporations Law, amended by Law 19/2005, of November 14.

Proposed Resolutions:

Three (1).- To amend Article 26 of the company’s By-Laws so that said article expressly includes the provisions of Article 95.2 of the Spanish Corporations

Law, which establishes that the Ordinary Shareholders’ Meeting is valid even if called or held outside its time limits.

Consequently, the former text is cancelled, and Article 26 of the By-Laws shall henceforth read as follows:

“ARTICLE 26. ORDINARY GENERAL SHAREHOLDERS MEETING

The Ordinary General Shareholders’ Meeting, previously convened to that effect, shall necessarily meet within the first six months of each fiscal year to, at least, examine the performance of the company, approve, as the case may be, the prior fiscal year accounts and resolve on the distribution of profits.

The Ordinary General Shareholders’ Meeting shall be valid even though it may have been called or held on an untimely basis.

The Shareholders’ Meeting may also resolve on any matters submitted to its consideration.”

Three (2).- To amend Article 28 of the company’s By-Laws so that said article includes both the new minimum legal term of one month, as provided in Article 97.1 of the Spanish Corporations Law , and the power of shareholders representing at least five percent (5%) of corporate capital to request the publication of a supplement to the call to the General Shareholders Meeting, as provided in Article 97.3 of the Spanish Corporations Law, including one or more points for the agenda, as well as the manner of carrying it out.

Consequently, the former text is cancelled, and Article 28 of the By-Laws shall henceforth read as follows:

“ARTICLE 28. CALL TO THE GENERAL SHAREHOLDERS MEETING

The Ordinary or Extraordinary General Shareholders’ Meeting shall be called by notice published in the “Official Bulletin of the Commercial Registry” and in one of the newspapers of major circulation in the province, at least one month prior to the date specified for the meeting.

The announcement shall state the date of the meeting on first call, and all matters to be addressed. It may also state the date on which the Meeting shall be held on second call, if applicable.

There must be an interval of at least 24 hours between the first and second meeting.

If the duly convened General Shareholders’ Meeting is not held on first call, and the notice does not provide the date of the second call, such date must be announced, with the same requirements for publication as the first, within 15 days following the date of the Meeting that was not held and eight days prior to the date of the meeting.

Shareholders representing at least five percent of the capital stock may request that a supplement to the notice of meeting of the General Shareholders’ Meeting be published, including one or more agenda items. This right must be exercised by official notice to be received at the principal office of the company within five days following publication of the notice of meeting.

The supplement to the notice of meeting must be published at least 15 days prior to the date specified for the meeting. The failure to publish the supplement to the notice of meeting within the leally specified term shall be cause for nullity of the Meeting.”

FOUR.- Amendment of the Regulations of the General Shareholders’ Meeting

(1)	ARTICLE 3.- KINDS OF SHAREHOLDERS MEETINGS. Confirming this regulatory article to the new proposed text of Article 26 of the By-Laws of the Company.

(2)	ARTICLE 4. – NOTICE OF THE GENERAL MEETING. Confirming this regulatory article to the new proposed text of Articles 26 and 28 of the By-Laws of the Company.

(3)	ARTICLE 19.- PROPOSALS. Conforming this regulatory article to the new proposed text of Article 28 of the By-Laws of the Company.

Proposed Resolutions:

Four (1).- To amend Article 3 of the Regulations of the General Shareholders’ Meeting in keeping with the content of Article 26 of the company’s By-Laws so that said Article 3 expressly contains the provisions established in Article 95.2 of the Spanish Corporations Law.

Consequently, the former text is cancelled, and Article 3 of the Regulations of the Regulations of the General Shareholders’ Meeting of the company shall henceforth read as follows:

“ARTICLE 3. KINDS OF SHAREHOLDERS MEETINGS

The General Shareholders’ Meeting can be Ordinary or Extraordinary.

The Ordinary General Shareholders’ Meeting, must meet necessarily within the first six months of each fiscal year to:

a)	Examine the performance of the company

b)	Approve, as the case may be, the prior fiscal year accounts

c)	Resolve on the distribution of profits

d)	Resolve on any other matter, in addition to the above, set forth in the agenda of the meeting.

The Ordinary General Shareholders’ Meeting shall be valid even though it may have been called or held on an untimely basis.

Any Meeting other than that provided above shall be considered an Extraordinary General Shareholders’ Meeting.”

Four (2).- To amend Article 4 of the Regulations of the General Shareholders’ Meeting in keeping with the content of Articles 26 and 28 of the company’s By-Laws so that said Article 4 expressly includes the legal provisions contained in Articles 95.2 and 97 of the Spanish Corporations Law with respect to the call and/or holding of the Ordinary General Shareholders Meeting outside its time limits and the possible request for a supplement to the call by a given minority.

Consequently, the former text is cancelled , and Article 4 of the Regulations of the General Shareholders’ Meeting of the company shall henceforth read as follows:

“ARTICLE 4. CALL TO THE GENERAL SHAREHOLDERS MEETING

1. The Ordinary General Shareholders’ Meeting, duly called by the Board of Directors, shall meet necessarily during the first six months of each fiscal year, notwithstanding the provisions of Article 3 with respect to the validity of the notice of meeting and/or holding of said meeting on an untimely basis.

In addition, the Board of Directors shall convene the Extraordinary General Shareholders’ Meeting provided that it deems it appropriate for the interests of the Company. It is required to convene the meeting when shareholders of at least five percent of the capital stock request it, stating in the request the matters to be addressed at the Meeting. In such case, the Extraordinary General Shareholders’ Meeting must be called to be held within 30 days following the date on which the directors are requested by notarial method to call said meeting. The directors shall prepare the agenda, including necessarily the matters that were the subject of the request.

2. Shareholders representing at least five percent of the capital stock may request that a supplement to the notice of meeting of the General Shareholders’ Meeting be published, including one or more agenda items. This right must be exercised by official notice to be received at the principal office of the company within five days following publication of the notice of meeting.

The supplement to the notice of meeting must be published at least 15 days prior to the date specified for the meeting. The failure to publish the supplement to the notice of meeting within the legally specified term shall be cause for nullity of the Meeting.

3. The directors may require the presence of a Notary to draw up the minutes of the General Shareholders’ Meeting, being required to do so, provided that, at least five days prior to the meeting, shareholders representing at least one percent of the capital stock request it. In both cases, the notarial minutes shall be considered to be the minutes of the Meeting.”

Four (3).- To amend Article 19 of the Regulations of the General Shareholders’ Meeting in keeping with the content of Article 28 of the company’s By-Laws so that said Article 19 expressly includes the legal provisions contained in Article 97.3 of the Spanish Corporations Law with respect to the power of shareholders representing at least five percent of the corporate capital to request the publication of a supplement to the call to the meeting, including one or more points for the agenda.

Consequently, the former text is cancelled, and Article 19 of the Regulations of the for the General Shareholders’ Meeting of Shareholders of the company shall henceforth read as follows:

“ARTICLE 19. PROPOSALS

Notwithstanding the ability to formulate proposed resolutions as provided in Article 100 of the Spanish Corporations Law (Ley de Sociedades Anónimas) prior to the notice of meeting of the General Shareholders’ Meeting, and as provided in Article 97.3 of said Law, the shareholders may, during the term for interventions, formulate proposed resolutions to the General Shareholders’ Meeting on any agenda item that legally does not require that it be made available to the shareholders at the time of the notice of meeting and on such matters with respect to which the

Shareholders’ Meeting may deliberate without being included in the agenda.”

FIVE.- Ratification, appointment, renewal, or re-election of members of the Board of Directors.

Proposed Agreement:

Five.- Since the termination of their appointments as members of the Board of Directors is near, to re-elect or appoint, as appropriate, MR. SALVADOR GABARRÓ SERRA, MR. EMILIANO LÓPEZ ACHURRA, and CAIXA D’ESTALVIS DE CATALUNYA as Board Members for the term of three (3) years. The particulars of these Board Members shall be recorded on the certificate to be issued.

The above-mentioned Board Members shall keep the status they have heretofore held on the Board of Directors, to wit: MR. SALVADOR GABARRÓ SERRA as Executive Board Member, MR. EMILIANO LÓPEZ ACHURRA as Independent Board Member, and CAIXA D’ESTALVIS DE CATALUNYA as Owner’s Board Member.

Likewise, said Board Members shall accept their positions either in the meeting itself or subsequently.

SIX.- Authorization to the Board of Directors to issue bonds, debentures or similar securities, simple or secured, non-convertible into shares, in the type and amount decided by the Shareholders’ Meeting, in accordance with the Law, canceling, in the amount not disposed, the authorization granted by the General Shareholders’ Meeting on April 30, 2002.

Proposed Agreements:

Six a).- To leave without effect, with respect to the amount of debt not yet issued, the five-year authorization granted to the Board of Directors by the General Shareholders Meeting on April 30, 2002, to issue fixed-income titles one or more times when deemed convenient for up to a total of ONE BILLION EUROS (1,000,000,000 €).

Six b).- To give the Board of Directors five years’ authorization to issue, one or more times when deemed convenient, fixed-income titles not convertible into shares (representing debt, bonds, promissory notes, or simple, mortgage, or guaranteed obligations) in any form allowed by law for up to a total of TWO BILLION EUROS (2,000,000,000 €). Each such issue, represented by bearer titles or accounting entries, shall form a single numbered series identified by the issue date, and each title shall have the face value assigned by the Board of Directors. The maximum amortization period shall be thirty years from the date of each issue, and the Board of Directors shall establish the interest rate at the time of each issue in keeping with market conditions and the content of the administrative authorizations, as well as the other characteristics of the same, the term and amortization payments, and the other advantages, forms, and conditions deemed adequate for the greatest success of the operation.

Regarding obligations represented by titles, the Board of Directors shall have the power to group them in multiple titles. In such event, the company must itemize them in unit titles at the request of any interested holder. The expenses of such itemization shall be paid by the company.

In the event mortgage obligations are issued, the Board of Directors shall have the power to determine and describe the goods being mortgaged to guarantee the transaction, divide the liability, and stipulate the other pertinent conditions in keeping with the law.

Six c).- To authorize the Board of Directors to make a single issue of fixed-income titles for up to the maximum authorized in the General Shareholders Meeting. These may be released on one or more occasions in the partial amounts the Board deems convenient, the amortization schedule for each release likewise to be determined by the Board. The corresponding authorizations must be obtained in each case from the higher decision-making bodies. All such releases must be in keeping with that established in the Corporations Act and conform to the limits of the authorization.

Six d).- To authorize the Board of Directors to prepare the rules for the syndicate of bondholders and designate the Commissioner and to request that the securities issued under this resolution be admitted to official trading on the Spanish Stock Exchanges, to the Association of Financial Asset Brokers (AIAF), to the Stock Exchange Interconnection System, or to any other relevant organization or entity.

SEVEN.- Authorization to the Board of Directors with respect to the derivative buy-back of company shares, directly or through controlled companies, in the terms specified by the General Meeting and with the legally established limits, canceling the authorization granted by the General Meeting on April 20, 2005.

Proposed Agreements:

Seven a).- To leave without effect the authorization granted to the Board of Directors in the General Shareholders Meeting of April 20, 2005, to purchase company shares.

Seven b).- To authorize the Board of Directors to make one or more purchases within eighteen months of up to 5% of the paid-in shares of the company’s corporate capital, without the company or the controlled companies ever exceeding said maximum. The minimum and maximum purchase prices shall be that listed on the Continuous Market of the Spanish Stock Exchanges, with a variation of 5% either up or down. In the event the shares are not listed, the maximum and minimum purchase prices shall be indicated between one and a half and two times the book value of the shares, according to the latest audited consolidated balance sheet. The Board of Directors shall have the power to delegate this authorization to the person or persons it deems convenient. This authorization shall be understood as extending to the purchase of the company’s shares by controlled companies.

EIGHT.- Delegation of powers to supplement, develop, execute, correct and formalize the resolutions adopted by the General Meeting.

Proposed Agreements:

Eight a).- To delegate as broadly as the law allows to the Board of Directors all the powers deemed necessary to supplement, develop, execute, and correct all resolutions adopted in the General Shareholders Meeting. The Board may thus carry out all modifications, amendments, and additions as necessary or convenient so that said resolutions are effective and valid.

Eight b).- To delegate and grant powers as broadly as the law allows to the Chairman of the Board of Directors, MR. SALVADOR GABARRÓ SERRA, to the Managing Director, MR. RAFAEL VILLASECA MARCO, and to the Secretary of the General Shareholders Meeting and vice-secretary of the Board of Directors, MR. FELIPE CAÑELLAS VILALTA, so that any one of them may sign all private documents and grant before the Notary of his choice all public deeds as necessary or convenient to execute the above resolutions and register the same in the corresponding registries, with the express power to correct such documents without altering their scope, nature, or content.

GAS NATURAL SDG, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

June 8, 2006

REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF ARTICLE 144 1.A) OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS) ON THE THIRD AGENDA ITEM: AMENDMENT TO THE CORPORATE BYLAWS.

(1) ARTICLE 26.- ORDINARY GENERAL SHAREHOLDERS’ MEETING. CONFORMING THIS ARTICLE OF THE BYLAWS TO THE PROVISIONS OF THE NEW ARTICLE 95.2 OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), IMPLEMENTED BY LAW 19/2005 OF NOVEMBER 14.

JUSTIFICATION FOR THE AMENDMENT:

For purposes of conforming these Corporate Bylaws to the provisions of the Spanish Corporations Law (Ley de Sociedades Anónimas), according to the text of the First Final Provision of Law 19/2005 of November 14, on the European Company (Sociedad Anónima Europea) domiciled in Spain, it is proposed to amend this Article 26 of the bylaws of the Company, so that henceforth it expressly contemplates the legal provision implemented by said law, which refers to the validity of the ordinary general shareholders’ meeting even though it may have been called or held on an untimely basis.

Therefore, in connection with the Third Agenda Item (1) of the Shareholders’ Meeting, the Board of Directors formulates the following to the General Shareholders’ Meeting:

PROPOSED RESOLUTION

Third (1).- To amend Article 26 of the bylaws of the Company, so that said article expressly contemplates the new legal provision of Article 95.2 of the Spanish Corporations Law (Ley de Sociedades Anónimas) which establishes the validity of the General Shareholders’ Meeting even though it may have been called or held on an untimely basis.

Consequently, Article 26 of the bylaws, expressly repealing the prior text, shall henceforth read as follows

“Article 26.- Ordinary General Shareholders’ Meeting.

The Ordinary General Shareholders’ Meeting, previously convened to that effect, shall necessarily meet within the first six months of each fiscal year to, at least, examine the performance of the company, approve, as the case may be, the prior fiscal year accounts and resolve on the distribution of profits.

The Ordinary General Shareholders’ Meeting shall be valid even though it may have been called or held on an untimely basis.

The Shareholders’ Meeting may also resolve on any matters submitted to its consideration.”

(2) ARTICLE 28.- NOTICE OF ORDINARY GENERAL SHAREHOLDERS’ MEETING. CONFORMING THIS ARTICLE OF THE BYLAWS TO THE PROVISIONS OF ITEMS 1 TO 4 OF ARTICLE 97 OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), AMENDED BY LAW 19/2005 OF NOVEMBER 14.

JUSTIFICATION FOR THE AMENDMENT:

As already stated in accordance with the above justification, that is, for purposes of conforming these bylaws to the provisions of the Spanish Corporations Law (Ley de Sociedades Anónimas), in accordance with the text of the above cited law, it is proposed to amend this Article 28 of the bylaws of the Company, so that henceforth:

•	It contemplates extending to a minimum of one month in advance in which to publish the announcement of notice of meeting of the General Shareholders’ Meeting, in accordance with the provisions of the new text of Article 97.1 of said Law.

•	It contemplates the rig granted in Article 97.3 of said Law to shareholders who represent at least five percent (5%) of the capital stock to request that a supplement to the notice of meeting of the General Shareholders’ Meeting be published, including one or more agenda items, as well as the manner in which to carry out same.

Therefore, in connection with the Third (2) Agenda Item of the Shareholders’ Meeting, the Board of Directors formulates the following to the General Shareholders’ Meeting:

PROPOSED RESOLUTION:

Third (2).- To amend Article 28 of the bylaws of the Company, so that henceforth, it contemplates both the new legal minimum notice period of one month provided in Article 97.1 of the Spanish Corporations Law (Ley de Sociedades Anónimas), as well as the right granted in Article 97.3 of said Law to shareholders representing at least five percent (5%) of the capital stock, to request that a supplement to the notice of meeting of the General Shareholders’ Meeting be published, including one or more agenda items, as well as the manner in which to carry out same.

Consequently, Article 28 of the bylaws, expressly repealing the prior text, shall henceforth read as follows:

“Article 28.- Notice of the General Shareholders’ Meeting.

The Ordinary or Extraordinary General Shareholders’ Meeting shall be called by notice published in the “Official Bulletin of the Commercial Registry” and in one of the newspapers of major circulation in the province, at least one month prior to the date specified for the meeting.

The announcement shall state the date of the meeting on first call, and all matters to be addressed. It may also state the date on which the Meeting shall be held on second call, if applicable.

There must be an interval of at least 24 hours between the first and second meeting.

If the duly convened General Shareholders’ Meeting is not held on first call, and the notice does not provide the date of the second call, such date must be announced, with the same requirements for publication as the first, within 15 days following the date of the Meeting that was not held and eight days prior to the date of the meeting.

Shareholders representing at least five percent of the capital stock may request that a supplement to the notice of meeting of the General Shareholders’ Meeting be published, including one or more agenda items. This right must be exercised by official notice to be received at the principal office of the company within five days following publication of the notice of meeting.

The supplement to the notice of meeting must be published at least 15 days prior to the date specified for the meeting. The failure to publish the supplement to the notice of meeting within the leally specified term shall be cause for nullity of the Meeting.”

Barcelona, April 28, 2006

The Board of Directors

GAS NATURAL SDG, S.A.

ORDINARY GENERAL SHAREHOLDERS’ MEETING

June 8, 2006

REPORT OF THE BOARD OF DIRECTORS FOR PURPOSES OF ARTICLE 1 OF THE REGULATIONS OF THE GENERAL SHAREHOLDERS’ MEETING OF GAS NATURAL SDG, S.A. ON THE FOURTH AGENDA ITEM: AMENDMENT TO THE REGULATIONS OF THE GENERAL SHAREHOLDERS’ MEETING .

(1) ARTICLE 3.- KINDS OF SHAREHOLDERS’ MEETINGS. Conforming this regulatory Article to the new proposed text of Article 26 of the company’s Bylaws.

JUSTIFICATION FOR THE AMENDMENT:

As a result of the proposed amendment of Article 26 of the Bylaws on notice of meeting and holding of the Ordinary General Shareholders’ Meeting to the effect of including the legal provision contained in Article 95.2 of the Spanish Corporations Law (Ley de Sociedades Anónimas), (with respect to which said General Shareholders’ Meeting shall be valid even though it may have been called or held on an untimely basis), it becomes necessary to amend, to the same effect, Article 3 of the Regulations of the General Shareholders’ Meeting of GAS NATURAL SDG, S.A.

Therefore, in connection with the Fourth (1) Agenda Item of the Shareholders’ Meeting, the Board of Directors expresses the following:

PROPOSED RESOLUTION

Fourth (1).- To amend Article 3 of the Regulations of the General Shareholders’ Meeting of the Company, in accordance with the text of Article 26 of the company’s Bylaws, so that said Article 3 expressly contemplates the legal provision set forth in Article 95.2 of the Spanish Corporations Law (Ley de Sociedades Anónimas).

Consequently, Article 3 of the Regulations of the General Shareholders’ Meeting of the Company, expressly repealing the prior text, shall henceforth read as follows:

“Article 3.- KINDS OF SHAREHOLDERS’ MEETINGS.

The General Shareholders’ Meeting can be Ordinary or Extraordinary.

The Ordinary General Shareholders’ Meeting, must meet necessarily within the first six months of each fiscal year to:

a)	Examine the performance of the company

b)	Approve, as the case may be, the prior fiscal year accounts

c)	Resolve on the distribution of profits

d)	Resolve on any other matter, in addition to the above, set forth in the agenda of the meeting.

The Ordinary General Shareholders’ Meeting shall be valid even though it may have been called or held on an untimely basis.

Any Meeting other than that provided above shall be considered an Extraordinary General Shareholders’ Meeting.”

(2) ARTICLE 4.- NOTICE OF MEETING OF THE GENERAL SHAREHOLDERS’ MEETING. CONFORMING THIS REGULATORY ARTICLE TO THE NEW PROPOSED TEXT OF ARTICLES 26 AND 28 OF THE COMPANY’S BYLAWS.

JUSTIFICATION FOR THE AMENDMENT:

As a result of the proposed amendment to Articles 26 and 28 of the Bylaws, in connection with the General Shareholders’ Meeting (referring to notice of meeting and/or holding of the General Shareholders’ Meeting on an untimely basis and the ability of a given minority to request supplements to the notice of meeting of the General Shareholders’ Meeting contained in Articles 95.2 and 97 of the Spanish Corporations Law (Ley de Sociedades Anónimas)), to that effect, the current text of Article 4 of the Regulations of the General Shareholders’ Meeting of GAS NATURAL SDG, S.A. must be amended.

The proposed amendment, thus, is also covered by the justification set forth for the Third Agenda Item.

Therefore, in connection with the Fourth (2) Agenda Item of the Shareholders’ Meeting, the Board of Directors expresses the following:

PROPOSED RESOLUTION:

Fourth (2).- To amend Article 4 of the Regulations of the General Shareholders’ Meeting of the Company, in accordance with the text of Articles 26 and 28 of the Company’s Bylaws, so that said Article 4 expressly contemplates the legal provisions contained in Articles 95.2 and 97 of the Spanish Corporations Law (Ley de Sociedades Anónimas), with reference to notice of meeting and/or the holding of the Ordinary General Shareholders’ Meeting on an untimely basis, and the possibility of a given minority to request supplements to the notice of meeting of the General Shareholders’ Meeting.

Consequently, Article 4 of the Regulations of the General Shareholders’ Meeting of the Company, expressly repealing the prior text, shall henceforth read as follows:

“Article 4.- NOTICE OF THE GENERAL SHAREHOLDERS’ MEETING.

The Ordinary General Shareholders’ Meeting, duly called by the Board of Directors, shall meet necessarily during the first six months of each fiscal year, notwithstanding the provisions of Article 3 with respect to the validity of the notice of meeting and/or holding of said meeting on an untimely basis.

In addition, the Board of Directors shall convene the Extraordinary General Shareholders’ Meeting provided that it deems it appropriate for the interests of the Company. It is required to convene the meeting when shareholders of at least five percent of the capital stock request it, stating in the request the matters to be addressed at the Meeting. In such case, the Extraordinary General Shareholders’ Meeting must be called to be held within 30 days following the date on which the directors are requested by notarial method to call said meeting. The directors shall prepare the agenda, including necessarily the matters that were the subject of the request.

2. Shareholders representing at least five percent of the capital stock may request that a supplement to the notice of meeting of the General Shareholders’ Meeting be published, including one or more agenda items. This right must be exercised by official notice to be received at the principal office of the company within five days following publication of the notice of meeting.

The supplement to the notice of meeting must be published at least 15 days prior to the date specified for the meeting. The failure to publish the supplement to the notice of meeting within the legally specified term shall be cause for nullity of the Meeting.

3. The directors may require the presence of a Notary to draw up the minutes of the General Shareholders’ Meeting, being required to do so, provided that, at least five days prior to the meeting, shareholders representing at least one percent of the capital stock request it. In both cases, the notarial minutes shall be considered to be the minutes of the Meeting.”

3) ARTICLE 19.- PROPOSALS. CONFORMING THIS REGULATORY ARTICLE TO THE NEW PROPOSED TEXT OF ARTICLE 28 OF THE COMPANY’S BYLAWS.

JUSTIFICATION FOR THE AMENDMENT:

As a result of the proposed amendment to Article 28 of the Bylaws, in connection with the ability to request supplements to the notice of meeting of the General Shareholders’ Meeting, according to the text of Article 97.3 of the Spanish Corporations Law (Ley de Sociedades Anónimas), the current text of Article 19 of the Regulations of the General Shareholders’ Meeting of GAS NATURAL SDG, S.A. (in the applicable part) must be amended to that effect.

The proposed amendment, thus, is also covered by the justification set forth for the Third (2) Agenda Item (in the applicable part).

Therefore, in connection with the Fourth (3) Agenda Item of the Shareholders’ Meeting, the Board of Directors expresses the following:

PROPOSED RESOLUTION:

Fourth (3).- To amend Article 19 of the Regulations of the General Shareholders’ Meeting of the Company, in accordance with the text of Article 28 of the Company’s Bylaws, so that said Article 19 expressly contemplates the legal provision contained in Article 97.3 of the Spanish Corporations Law (Ley de Sociedades Anónimas), referring to the right of shareholders representing at least five percent of the capital stock to request that a supplement to the notice of meeting of the General Shareholders’ Meeting be published, including one or more agenda items.

Consequently, Article 19 of the Regulations of the General Shareholders’ Meeting of the Company, expressly repealing the prior text, shall henceforth read as follows:

“Article 19.- PROPOSALS.

Notwithstanding the ability to formulate proposed resolutions as provided in Article 100 of the Spanish Corporations Law (Ley de Sociedades Anónimas) prior to the notice of meeting of the General Shareholders’ Meeting, and as provided in Article 97.3 of said Law, the shareholders may, during the term for interventions, formulate proposed resolutions to the General Shareholders’ Meeting on any agenda item that legally does not require that it be made available to the shareholders at the time of the notice of meeting and on such matters with respect to which the Shareholders’ Meeting may deliberate without being included in the agenda.”

Barcelona, April 28, 2006

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: May 5, 2006	By:	/S/ CARLOS J. ÁLVAREZ FERNÁNDEZ
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer